UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM SD
Specialized Disclosure Report

 CHECKPOINT SYSTEMS, INC.
(Exact name of Registrant as specified in its Articles of Incorporation)

Pennsylvania	001-11257	22-1895850
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(IRS Employer Identification No.)

101 Wolf Drive, PO Box 188, Thorofare, New Jersey		08086
(Address of principal executive offices)		(Zip Code)

Bryan Rowland Vice President, General Counsel and Secretary (856) 848-1800
(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

[x] Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2013.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Form SD and Exhibits contain forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, that involve risks and uncertainties and reflect the Company’s judgment as of the date of this report. Forward-looking statements often address the Company’s expected future business and financial performance, and often contain words such as “expect,” “forecast,” “anticipate,” “intend,” “plan,” “believe,” “seek,” or “will.” By their nature, forward-looking statements address matters that are subject to risks and uncertainties. Any such forward-looking statements may involve risk and uncertainties that could cause actual results to differ materially from any future results encompassed within the forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited, to the following: the impact upon operations of legal and tax compliance matters or internal controls review, improvement and remediation, including the detection of wrongdoing, improper activities, or circumvention of internal controls; the ability to manage growth effectively including the ability to integrate acquisitions; the ability to manage risks associated with business divestitures; changes in regulations or standards applicable to the Company’s products; the ability to maintain effective internal control over financial reporting; and risks generally associated with information systems upgrades and the company-wide implementation of an enterprise resource planning (ERP) system. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of their dates. The Company does not undertake to update its forward-looking statements, except as required by applicable securities laws.

Section 1 – Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

This Form SD and the Conflict Minerals Report, filed as Exhibit 1.01 hereto, are publicly available on our website at www.checkpointsystems.com.

Item 1.02 Exhibit

As specified in Section 2 of Form SD, the Company is hereby filing its Conflicts Minerals Report as Exhibit 1.02 to this Form SD.

Section 2 - Exhibits

Item 2.01 Exhibits

Exhibit 1.02 – Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

Checkpoint Systems, Inc.

Dated: May 30, 2014	By:	/s/ Bryan Rowland
Bryan Rowland Vice President, General Counsel and Secretary